FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August, 2021

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated August 10, 2021, announcing Gilat’s Second Quarter 2021 results.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442, 333-236028, 333-253972 and 333-255740) and on Form F-3 (Registration No. 333-232597).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated August 10, 2021	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Reports Strong Results in Second Quarter 2021

Revenue is up 49% year-over-year and 27% sequentially with a return to Non-GAAP profitability

Petah Tikva, Israel – August 10, 2021 – Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the second quarter of 2021.

Second Quarter Financial Highlights

•	Revenues of $56.9 million, a 49% increase from $38.3 million in Q2 2020 and up 27% from $44.7 million in the previous quarter.
•	GAAP operating loss of $0.3 million, an improvement compared with an operating loss of $3.5 million in Q2 2020 and an operating loss of $3.7 million in Q1 2021.
•	Non-GAAP operating income of $0.2 million, compared with an operating loss of $2.6 million in Q2 2020 and an operating loss of $3.8 million in the previous quarter.
•
GAAP net loss of $0.1 million, or zero per share, compared with a net loss of $4.2 million, or a loss of $0.08 per share in Q2 2020 and a net loss of $5.1 million, or a loss of $0.09 per share in the previous quarter.

•
Non-GAAP net income of $0.4 million, which is $0.01 per share, compared with a net loss of $3.3 million, or a loss of $0.06 per share in Q2 2020, and compared with a net loss of $5.2 million, or a loss of $0.09 per share, in the previous quarter.

•	Adjusted EBITDA of $2.5 million compared with adjusted EBITDA of $0.1 million in Q2 2020; and an adjusted EBITDA loss of $1.4 million in the previous quarter.

Management Commentary

Adi Sfadia, Gilat's CEO, commented: “I am very pleased with the improvement in our second quarter results which showed very strong revenue growth and a return to Non-GAAP profitability.

"We are experiencing strong business momentum in nearly all our end markets and have secured several significant awards. In our Mobility segment we solidified our leadership position in maritime with a multi-million-dollar award from SES, and our leading position in NGSO with orders for more than $15 million from a leading satellite operator for support of a Low Earth Orbit Constellation. Very importantly, we are most pleased with the rapid growth in our Defense segment in which we secured deals for over $10 million in Asia, Latin America and the US.

"Further to the many opportunities we see ahead of us, we continue investing heavily in our R&D efforts in order to capture these opportunities and accelerate our future growth. Given the improving momentum and strong backlog, we expect to continue with our high revenue and profitability growth through the second half of 2021. We expect this growth to increase even further in 2022, as the inflight connectivity sector recovers, in addition to continued growth expected from the Maritime, Cellular Backhaul, NGSO and Defense market segments, as well as our operations in Peru.”

Key Recent Announcements

•	Tier-1 US Terminal Provider Awards Gilat over $5M for Solid State Amplifiers Powering Militaries Worldwide
•	Gilat’s Global Mobility Platform Selected by SES in Multi-Million Dollar Order
•	Gilat Receives Multi-Million Dollar Award from US Army to Supply High Performance BUCs for Tactical Communications
•	Gilat Signed a Strategic Agreement Estimated at Over $5 Million with Pacific Dataport for Delivery of Ubiquitous Broadband Coverage in Alaska
•	Gilat Received $2 Million in Orders for Support of Low Earth Orbit Constellation
•	Gilat Awarded Multi-Million Dollar Contract to Provide Satellite Communication Equipment for Defense Forces in Asia
•	Gilat Awarded $9 Million in Orders for Support of Low Earth Orbit Constellation
•	Gilat Awarded Multiple Projects for Armed Forces in Latin America
•	Gilat Awarded Contract to Supply Satellite Communication Equipment for Military Usage
•	Gilat Awarded $13M Contract by Pronatel for Delivery of Internet Services to Hundreds of Sites in Peru
•	Gilat Extends Multi-Million Dollar IoT Project in Latin America
•	Gilat Awarded Over $4 Million in Orders for Support of Low Earth Orbit Constellation
•	Telefonica Global Solutions (TGS) Selects Gilat to Equip Strategic Teleport in Arica, Chile

Conference Call Details

Gilat’s management will discuss its second quarter 2021 results and business achievements and participate in a questions and answers session:

Date:	Tuesday, August 10, 2021
Start:	9:30 AM ET / 4:30 PM IT
Dial-in:	US: 1-866-744-5399
International: +972-3-918-0610

A simultaneous webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: https://Veidan.activetrail.biz/gilatq2-2021

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Non-GAAP Measures
The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance. Non-GAAP financial measures mainly exclude the effect of stock based compensation, amortization of purchased intangibles, lease incentive amortization, litigation expenses, income related to trade secrets claims, restructuring and reorganization costs, merger, acquisition and related litigation expense (income), net and initial recognition of deferred tax asset with respect to carry-forward losses.

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's Operating income and Adjusted EBITDA is presented in the attached summary financial statements.

Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid-State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, Cellular Backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

Ehud Helft
GK Investor & Public Relations
gilat@gkir.com
+1 646 688 3559

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Six months ended		Three months ended
	June, 30		June, 30
	2021	2020	2021	2020
	Unaudited		Unaudited

Revenues	$101,636	$85,988	$56,923	$38,315
Cost of revenues	72,564	67,514	40,208	28,727

Gross profit	29,072	18,474	16,715	9,588

Research and development expenses	16,034	13,773	7,923	6,139
Less - grants	374	472	190	200
Research and development expenses, net	15,660	13,301	7,733	5,939
Selling and marketing expenses	10,468	8,650	5,464	3,584
General and administrative expenses	6,938	7,518	3,855	2,973
Restructuring costs	-	273	-	-
Merger, acquisition and related litigation expense, net	-	2,951	-	546

Total operating expenses	33,066	32,693	17,052	13,042

Operating loss	(3,994)	(14,219)	(337)	(3,454)

Financial income (expenses), net	(757)	(1,429)	435	(457)

Income (loss) before taxes on income	(4,751)	(15,648)	98	(3,911)

Taxes on income	474	332	227	314

Net loss	$(5,225)	$(15,980)	$(129)	$(4,225)

Basic and Diluted loss per share	$(0.09)	$(0.29)	$(0.00)	$(0.08)

Weighted average number of shares used in
computing earnings (loss) per share
Basic and Diluted	56,269,941	55,499,300	56,508,539	55,505,342

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	June 30, 2021			June 30, 2020
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$16,715	64	$16,779	$9,588	54	$9,642
Operating expenses (income)	17,052	(456)	16,596	13,042	(831)	12,211
Operating income (loss)	(337)	520	183	(3,454)	885	(2,569)
Income (loss) before taxes on income	98	520	618	(3,911)	885	(3,026)
Net income (loss)	(129)	520	391	(4,225)	885	(3,340)

Earnings (loss) per share (basic and diluted)	$(0.00)	$0.01	$0.01	$(0.08)	$0.02	$(0.06)

Weighted average number of shares used in
computing earnings per share
Basic	56,508,539		56,508,539	55,505,342		55,505,342
Diluted	56,508,539		57,328,088	55,505,342		55,505,342

(1)  Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions and merger and acquisition and related litigation, net.

	Three months ended			Three months ended
		June 30, 2021			June 30, 2020
		Unaudited			Unaudited

GAAP net loss		$(129)			$(4,225)

Gross profit
Non-cash stock-based compensation expenses		59			49
Amortization of intangible assets related to acquisition transactions		5			5
		64			54
Operating expenses
Non-cash stock-based compensation expenses		406			235
Amortization of intangible assets related to acquisition transactions		50			50
Merger and acquisition and related litigation, net		-			546
		456			831

Non-GAAP net income (loss)		$391			$(3,340)

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Six months ended			Six months ended
	June 30, 2021			June 30, 2020
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$29,072	130	$29,202	$18,474	116	$18,590
Operating expenses (income)	33,066	(287)	32,779	32,693	(3,937)	28,756
Operating income (loss)	(3,994)	417	(3,577)	(14,219)	4,053	(10,166)
Income (loss) before taxes on income	(4,751)	417	(4,334)	(15,648)	4,053	(11,595)
Net income (loss)	(5,225)	417	(4,808)	(15,980)	4,053	(11,927)

Earnings (loss) per share (basic and diluted)	$(0.09)	$0.01	$(0.08)	$(0.29)	$0.08	$(0.21)

Weighted average number of shares used in
computing earnings per share
Basic and Diluted	56,269,941		56,269,941	55,499,300		55,499,300

(1)  Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, merger and acquisition and related litigation, net, trade secrets and other litigation expenses and restructuring costs.

	Six months ended			Six months ended
		June 30, 2021			June 30, 2020
		Unaudited			Unaudited

GAAP net loss		$(5,225)			$(15,980)

Gross profit
Non-cash stock-based compensation expenses		120			106
Amortization of intangible assets related to acquisition transactions		10			10
		130			116
Operating expenses
Non-cash stock-based compensation expenses		186			601
Amortization of intangible assets related to acquisition transactions		101			101
Trade secrets and other litigation expenses		-			11
Merger, acquisition and related litigation expense, net		-			2,951
Restructuring costs		-			273
		287			3,937

Non-GAAP net loss		$(4,808)			$(11,927)

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
	Unaudited		Unaudited

GAAP operating loss	$(3,994)	$(14,219)	$(337)	$(3,454)
Add:
Non-cash stock-based compensation expenses	306	707	465	284
Trade secrets and other litigation expenses	-	11	-	-
Restructuring and re-organization costs	-	273	-	-
Merger, acquisition and related litigation expense, net	-	2,951	-	546
Depreciation and amortization (*)	4,758	5,382	2,373	2,718

Adjusted EBITDA	$1,070	$(4,895)	$2,501	$94

(*) Including amortization of lease incentive

SEGMENT REVENUE:

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
	Unaudited		Unaudited

Fixed Networks	$56,127	$44,790	$30,825	$21,779
Mobility Solutions	31,002	33,207	19,923	14,006
Terrestrial Infrastructure Projects	14,507	7,991	6,175	2,530

Total revenue	$101,636	$85,988	$56,923	$38,315

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2021	2020
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$57,882	$88,754
Short-term deposits	2,159	-
Restricted cash	21,910	27,162
Trade receivables, net	33,009	27,976
Contract assets	23,830	41,573
Inventories	29,644	31,304
Other current assets	22,508	16,637

Total current assets	190,942	233,406

LONG-TERM ASSETS:
Restricted cash	13	42
Severance pay funds	6,616	6,665
Tax assets	2,489	2,482
Deferred taxes	16,621	16,813
Operating lease right-of-use assets	4,338	4,879
Other long term receivables	8,691	7,797

Total long-term assets	38,768	38,678

PROPERTY AND EQUIPMENT, NET	76,584	77,172

INTANGIBLE ASSETS, NET	861	1,082

GOODWILL	43,468	43,468

TOTAL ASSETS	$350,623	$393,806

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

	June 30,	December 31,
	2021	2020
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$-	$4,000
Trade payables	19,705	20,487
Accrued expenses	48,359	46,387
Advances from customers and deferred revenues	23,881	26,244
Operating lease liabilities	1,800	1,911
Dividend payable	-	35,003
Other current liabilities	14,319	13,322

Total current liabilities	108,064	147,354

LONG-TERM LIABILITIES:
Accrued severance pay	6,959	7,136
Long-term advances from customers	4,184	1,890
Operating lease liabilities	2,584	2,985
Other long-term liabilities	118	631

Total long-term liabilities	13,845	12,642

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,705	2,647
Additional paid-in capital	928,874	928,626
Accumulated other comprehensive loss	(6,194)	(6,017)
Accumulated deficit	(696,671)	(691,446)

Total shareholders' equity	228,714	233,810

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$350,623	$393,806

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
	Unaudited		Unaudited
Cash flows from operating activities:
Net loss	$(5,225)	$(15,980)	$(129)	$(4,225)
Adjustments required to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	4,646	5,271	2,316	2,667
Capital loss from disposal of property and equipment	-	23	-	56
Stock-based compensation of options	306	707	465	284
Accrued severance pay, net	(128)	26	(118)	(17)
Deferred taxes, net	185	140	(333)	(494)
Decrease (increase) in trade receivables, net	(7,068)	18,364	(5,135)	4,757
Decrease (increase) in contract assets	17,743	(8,362)	22,230	(3,511)
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	(4,009)	6,710	(3,789)	5,037
Decrease (increase) in inventories	1,774	(5,698)	3,986	937
Decrease in trade payables	(790)	(510)	(1,740)	(2,885)
Increase (decrease) in accrued expenses	1,693	(5,809)	724	(4,157)
Decrease in advance from customers and deferred revenue	(191)	(5,725)	(7,879)	(2,898)
Increase (decrease) in current and non current liabilities	(194)	685	(2,197)	(2,126)
Net cash provided by (used in) operating activities	8,742	(10,158)	8,401	(6,575)

Cash flows from investing activities:
Purchase of property and equipment	(3,572)	(1,879)	(2,089)	(928)
Investment in short term deposits	(2,159)	-	(2,159)	-
Net cash used in investing activities	(5,731)	(1,879)	(4,248)	(928)

Cash flows from financing activities:
Dividend payment	(35,003)	-	-	-
Repayment of long-term loans	(4,000)	(4,096)	-	-
Net cash used in financing activities	(39,003)	(4,096)	-	-

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(161)	(539)	93	156

Increase (decrease) in cash, cash equivalents and restricted cash	(36,153)	(16,672)	4,246	(7,347)

Cash, cash equivalents and restricted cash at the beginning of the period	115,958	101,969	75,559	92,644

Cash, cash equivalents and restricted cash at the end of the period	$79,805	$85,297	$79,805	$85,297